UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

June 28, 2019

(Date of Report (Date of earliest event reported))

FUNDRISE GROWTH EREIT II, LLC

(Exact name of registrant as specified in its charter)

Delaware	61-1775079
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Acquisitions

Acquisition of Controlled Subsidiary Investment – The Hamilton JV LP

On June 28, 2019, we directly acquired ownership of a “majority-owned subsidiary”, The Hamilton JV LP (the “RSE Hamilton Controlled Subsidiary”), for an initial purchase price of $7,203,300, which is the initial stated value of our equity interest in the RSE Hamilton Controlled Subsidiary (the “RSE Hamilton Investment”). The RSE Hamilton Controlled Subsidiary used the proceeds to close on the acquisition of a single stabilized garden-style multifamily property totaling 232 units located at 100 Windsor Park Lane, Hendersonville, TN 37075 (the “Windsor Park Property”). The closing of the initial RSE Hamilton Investment and the Windsor Park Apartments property occurred concurrently.

The RSE Hamilton Controlled Subsidiary is managed by American Landmark Apartments (“ALA”), which operates over 24,000 units across the southeast United States. ALA manages a diverse real estate portfolio valued in excess of $250 million.

Pursuant to the agreements governing the RSE Hamilton Investment (the “RSE Hamilton Operative Agreements”), our consent is required for all major decisions regarding the RSE Hamilton Controlled Subsidiary. In addition, an affiliate of our sponsor earned an origination fee of approximately 2.0% of the RSE Hamilton Investment, paid directly by the RSE Hamilton Controlled Subsidiary.

The Windsor Park Property, which is held through The Hamilton AL LP, a wholly-owned subsidiary of the RSE Hamilton Controlled Subsidiary, was acquired for a purchase price of approximately $30,000,000. ALA anticipates additional hard costs of approximately $2,340,000 to perform common area and unit improvements, as well as additional soft costs and financing costs of approximately $1,210,000, bringing the total projected project cost for the Windsor Park Property to approximately $33,550,000. The renovations are expected to be complete within 12 to 24 months. To finance the acquisition of the Windsor Park Property, a $19,420,000 senior secured loan with a ten (10) year initial term at a 3.78% interest rate with six years interest-only was provided by SunTrust – Freddie Mac (the “Windsor Park Senior Loan”). The remaining equity contributions to the RSE Hamilton Controlled Subsidiary are being contributed 51% by the Company and 49% by ALA and its affiliates.

As of the closing date, the Windsor Park Senior Loan had an approximate LTC ratio of 57.9%. The LTC ratio, or the loan-to-cost ratio, is the approximate amount of the total debt on the asset, divided by the anticipated cost to complete the project. We generally use LTC as a measure of leverage for properties that are subject to construction. There can be no assurance that the anticipated completion cost will be achieved or that the LTC ratio will not vary at points over the course of ownership.

The Windsor Park Property is a 232-unit garden-style apartment property in Hendersonville, TN, and was approximately 92% occupied at the time of our investment. The property was constructed in 1985, and the build is of reinforced concrete foundation and wood frame.

The Nashville market presents a sound investment opportunity arising from strong demographic growth, solid multifamily market fundamentals, and robust job growth.

The following table contains performance assumptions and projections. Individual assumptions and projected returns are presented at the asset level. All of the values in the table below are projections and assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Projected Returns	Projected Renovation Hard Cost per Unit	Projected Average Increase to Monthly Rent from Renovation	Projected Stabilized Economic Vacancy	Projected Average Annual Rent Growth	Projected Average Annual Other Income Growth	Projected Average Annual Expense Growth	Projected Hold Period
Hendersonville, TN Apartments- Windsor Park (to be renamed “The Hamilton”) - The Hamilton JV LP	9.2% - 14.1%	$10,086	$97	6.0%	2.5%	2.5%	2.5%	10 years

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated May 30, 2019, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE GROWTH EREIT II, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Brandon T. Jenkins
Name:	Brandon T. Jenkins
Title:	Chief Operating Officer

Date: July 5, 2019